Maurice Blanco Drew Glover maurice.blanco@davispolk.com drew.glover@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

May 15, 2023

Re:	Corporación Inmobiliaria Vesta, S.A.B. de C.V. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 28, 2023 CIK No. 0001969373

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Peter McPhun
Wilson Lee
Kibum Park
David Link

Ladies and Gentlemen:

On behalf of our client, Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated April 25, 2023 (the “Comment Letter”). On March 28, 2023, the Company confidentially submitted an amended draft registration statement on Form F-1 (the “Draft Registration Statement” and, as amended or supplemented from time to time, the “Registration Statement”) relating to a proposed initial public offering of the Company’s common shares represented by American depositary shares, or "ADSs," via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter, on a confidential basis via EDGAR, Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Draft Registration Statement.

Summary, Overview, page 1

1.	Please disclose that you are a holding company with no significant assets other than the shares of your subsidiaries.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 1 of Amendment No. 1 to disclose that the Company is a holding company with no significant assets other than the shares of its subsidiaries.

2.	Please elaborate on your basis for the statement that you are a "leading" Mexican real estate company on this page and on page 73.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 1, 77, 120 and 131 of Amendment No. 1 to describe the Company’s as “an industrial real estate asset manager with strong development capabilities” instead of a “leading Mexican real estate company.”

Summary, Best-in-class development platform allows Vesta to accelerate earnings and portfolio growth via owned land bank, page 8

3.	We note the statement about your “best-in-class” development platform. Please revise to provide support for this statement here and throughout the registration statement about being “best-in-class.”

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 9, 124 and 125 of Amendment No. 1 to define the Company’s development platform as “fully integrated and robust” instead of “best-in-class.”

Non-IFRS Financial Measures And Other Measures And Reconciliations, Reconciliation of NAV and NAV per share, page 26

4.	We note your disclosure indicating fair value assessment is subjective and your NAV calculation includes the financial results and investments related to your business that you believe is important in calculating your NAV. Please tell us and expand your disclosures to elaborate and describe what your NAV calculation represents and why you believe your NAV definition is an accurate depiction of your fair value. As a part of your response, please explain why each of the items adjusted from total stockholders' equity to arrive at NAV should not factor into your fair value assessment and determination of NAV.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages vii, 26 and 27 of Amendment No. 1 to clarify that the Company presents NAV as a measure intended to show the value of the Company’s net assets on a long-term basis for comparison with other real estate enterprises. Gains and/or losses on assets and liabilities that are not expected to materialize in the ordinary course, such as deferred taxes on property valuation surpluses, are therefore excluded from the calculation. In addition, because the Company’s presentation of NAV is intended to reflect what would be needed to recreate the Company through the property investment market based on its current capital and financing structure, certain operating working capital balances are also excluded, and debt is included at amortized cost (and not at fair value). Each of the adjustments the Company makes in arriving at its calculation of NAV is intended to eliminate assets and/or liabilities at the consolidated holding company level that are not related to the asset value of the underlying direct property. This presentation is consistent with the Company’s historical reporting prior to the proposed offering of its ADSs, and the Company believes is consistent with presentations of NAV by other foreign issuers that report under IFRS.

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5.	We note that for NAV calculation purposes, you have utilized the carrying value of your long-term debt from your IFRS financial statements. We also note that you have disclosed the fair value of the long-term debt within your footnote disclosures on page F-46. Given that NAV is a reflection of the estimated fair value of your business, please clarify to us and consider expanding your disclosure to explain your choice to utilize the carrying value versus fair value of long term debt for NAV calculation purposes.

Response:

The Company respectfully acknowledges the Staff’s comment and clarifies, as described above in the Company’s response to comment (4) from the Staff, that the Company presents NAV as a measure intended to show the value of the Company’s net assets on a long-term basis for comparison with other real estate enterprises. As mentioned above, assets and liabilities that are not expected to materialize in the ordinary course, such as deferred taxes on property valuation surpluses, are therefore excluded from the calculation. In addition, because the Company’s presentation of NAV is intended to reflect what would be needed to recreate the Company through the property investment market based on its current capital and financing structure, certain operating working capital balances are also excluded, and debt is included at amortized cost (and not at fair value). This presentation is consistent with the Company’s historical reporting prior to the proposed offering of its ADSs, and the Company believes is consistent with presentations of NAV by other foreign issuers that report under IFRS. However, the Company’s presentation of NAV is not intended to portray a fair value measure under IFRS and may not be comparable to similar measures reported by other real estate companies. The Company’s disclosure on pages vii, 26 and 27 of the F-1 has been revised accordingly.

Risk Factors, Our significant indebtedness may affect our cash flows and expose our properties to the risk of foreclosure., page 36

6.	Please expand your disclosure to describe the impacts to your business, financial condition, results of operations and the market price of your ADSs if you fail to service your indebtedness and foreclose on the properties securing your obligations.

Response:

The Company respectfully acknowledges the Staff's comment and has expanded the disclosure on page 38 of Amendment No. 1 to clarify that the Company could suffer reputational damage and other harm to its business if it is viewed as developing underperforming properties, suffers sustained losses on its investments, defaults on a significant level of loans or experiences significant foreclosure of its properties, and if those risks were to materialize, the Company’s business, financial condition and results of operations or the market price of its ADSs could be materially and adversely affected.

7.	We note that you manage your exposure to interest rate risk with interest rate hedge contracts. Please disclose the percentage of your total debt that is not hedged with such contracts.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 38 of Amendment No. 1 to clarify that as of March 31, 2023 and December 31, 2022, none of the Company’s indebtedness was hedged with interest rate hedge contracts.

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Risk Factors, We or our third-party providers may fail to maintain, obtain or renew or may experience material delays..., page 39

8.	We note that untimely compliance or non-compliance with applicable laws and regulations could result in the imposition of civil, regulatory and criminal penalties that could adversely affect the continued operation of your businesses. Please advise us whether you have been subjected to civil, regulatory and criminal penalties due to untimely compliance or non-compliance with applicable laws and regulations.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 41 of Amendment No. 1 to clarify that the Company has not been subjected to material civil, regulatory or criminal penalties resulting from untimely compliance or non-compliance with applicable laws and regulations. Additionally, the Company has expanded the disclosure in this risk factor to clarify that untimely compliance or non-compliance with applicable laws and regulations could result in potential breaches of the Company’s obligations under its lease agreements, in addition to civil, regulatory and criminal penalties that could materially and adversely affect the continued operation of the Company’s businesses, including: loss of required licenses to operate one or more of the Company’s locations, significant fines or monetary penalties, or closing of the Company’s locations as a preventative measure.

Risk Factors, Our real estate assets may be subject to expropriation and dispossession by the Mexican government..., page 41

9.	We note your disclosure that you may be dispossessed of your properties by the Mexican government, declared by a judicial authority, without any consideration or compensation, if your tenants engage in certain criminal activities within your properties. Please expand your disclosure to describe the impacts to your business, financial condition, results of operations and prospects or the market price of your ADSs, in the event that your properties are dispossessed by the Mexican government.

Response:

The Company respectfully acknowledges the Staff's comment and has expanded the disclosure on page 43 of Amendment No. 1 to clarify that, the Company may lose all or part of its investment in the relevant property, which would adversely affect the Company’s expected returns on that investment and, accordingly, its business, financial condition, results of operations and prospects or the market price of its ADSs, if the Company is dispossessed of its properties by the Mexican government, as ordered by a judicial authority, without any consideration or compensation, as a result of its tenants engaging in certain criminal activities within its properties.

Risk Factors, We have identified material weaknesses in our internal controls., page 46

10.	We note that following the identification of the material weakness, you have taken and plan to continue to take remedial measures. Please expand your disclosure to briefly describe the remedial measures that have been implemented and those that will be implemented in the future.

Response:

The Company respectfully acknowledges the Staff's comment and has expanded the disclosure on page 48 of Amendment No. 1 to describe the remedial measures that the Company intends to adopt in connection with the material weaknesses that the Company has identified in its internal controls, and those that will be implemented in the future.

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Risk Factors, You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market may not develop., page 54

11.	Please expand your disclosure to address how the lack of a market may impact your continued listing.

Response:

The Company respectfully acknowledges the Staff's comment and has expanded the disclosure on page 56 of Amendment No. 1 to describe the potential impacts on the Company’s continued listing resulting from the lack of a market for the ADSs of the Company.

Risk Factors, It may be difficult to enforce civil liabilities against us or our directors and executive officers., page 56

12.	Please expand your disclosure to discuss the additional limitations on investors being able to enforce civil liabilities in Mexico, including lack of reciprocity and treaties, cost, and time. Additionally, please supplement "Service of Process and Enforceability of Civil Liabilities" section on page 201 by incorporating the information from this section.

Response:

The Company respectfully acknowledges the Staff's comment and has expanded the risk factor disclosure on page 59 of Amendment No. 1 as well as the disclosure on section captioned “Service of Process and Enforceability of Civil Liabilities” on page 218 of Amendment No. 1 to describe that it may be costly and time consuming for investors to enforce civil liabilities in Mexico, and to clarify that no treaty exists between the United States and Mexico for the reciprocal enforcement of judgments issued in the other country.

Use of Proceeds, page 61

13.	Please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. Refer to Item 3.C.1 of Form 20-F.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 64 of Amendment No. 1 to provide an estimated breakdown of the use of the net amount of proceeds from the offering into each principal intended use (i.e., the acquisition of land or properties and related infrastructure investments, and the development of the Company’s industrial properties).

The Mexican Securities Market, Registration and Listing Standards, page 68

14.	We note that an issuer's failure to comply with BMV's minimum requirements for issuers may lead to the cancellation of the registration of the shares by CNBV. We further note that the majority shareholder or any controlling group must then carry out a tender offer to acquire 100% of the outstanding shares of the issuer in accordance with the tender offer rules. Please disclose the impacts to the investors and the prices of the common shares and ADS under such a circumstance, on this page and on page 167.

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Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 72 and 181 of Amendment No. 1 to describe the impacts to the investors and the prices of the Company’s common shares and ADSs in case the Mexican Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission) cancels the registration of the Company’s shares.

The Mexican Securities Market, Suspension of Trading, page 70

15.	Please disclose the impacts to the investors and to the prices of the common shares and ADS if the trading of the issuer's shares is suspended by the CNBV or the BMV.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 73 and 74 of Amendment No. 1 to describe the impacts to the investors and the prices of the Company’s common shares and ADSs if trading of the Company’s shares is suspended by the CNBV or the BMV.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, Critical Accounting Estimates, Valuation Of Investment Property, page 77

16.	We note that you utilize an external appraiser in order to determine the fair value for all of your investment properties. Please tell us and expand your disclosures to discuss the procedures you perform to validate the fair value valuations. In addition, please clarify whether you make any adjustments to valuations provided by such external appraisers. To the extent you make adjustments, please also expand upon how you adjust such valuations and why adjustments were made.

Response:

The Company respectfully acknowledges the Staff's comment and has expanded the disclosure on pages 81 and 82 of Amendment No. 1 to describe the procedures that the Company has adopted to validate the fair value valuations prepared by the external appraisers engaged by the Company. Additionally, the Company has clarified on page 82 of Amendment No. 1 the procedures to evaluate and agree on the appraisals issued by its external appraisers and seek clarification on or adjustments to their reports.

Industry and Regulatory Overview, Employees, page 139

17.	We note that as of December 31, 2022, you had a total of 87 employees. Please expand your disclosure to provide either the number of employees at the end of the period or the average for the period for each of the past three financial years (and changes in such numbers, if material) and, if possible, a breakdown of persons employed by main category of activity and geographic location. Refer to Item 6.D of Form 20-F.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 151 of Amendment No. 1 to include a breakdown of the average for the period for each of the past three financial years by geographic location.

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Management, page 140

18.	We note that all of your directors were appointed for one-year terms at the general ordinary shareholders’ meeting held on March 24, 2022. We further note that you called your shareholders for a general ordinary and extraordinary meeting to be held on March 30, 2023. Please update your management disclosure if new directors were elected on March 30, 2023.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on the section captioned “Management” on pages 152 to 168 of Amendment No. 1 to clarify that all of the Company’s directors were appointed for one-year terms at the general ordinary and extraordinary meeting held on March 30, 2023. We note that all directors of the Company were ratified at such general ordinary and extraordinary meeting, except for Mr. Raúl A. Gallegos Navarro, who has been replaced by Ms. Manuela Molina Peralta as director of the Company.

Related Party Transactions, Principal Related Party Transactions, page 159

19.	We note that you engage in a number of transactions with companies that are owned or controlled, directly or indirectly, by you and occasionally with some of your shareholders in the ordinary course of your business. Please expand your disclosure to provide related party transactions, since the beginning of the company’s preceding three financial years up to the date of the registration statement, between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. Also provide any additional information required by Item 7.B and Item 7.C of Form 20-F.

Response:

The Company respectfully acknowledges the Staff's comment and has expanded the disclosure on page 172 of Amendment No. 1 to clarify that there were no significant related party transactions or balances during the three-month period ended March 31, 2023 or the twelve-month periods ended December 31, 2022, 2021, and 2020.

Description of Capital Stock and Bylaws, Dividends, page 165

20.	Please describe any procedures for nonresident holders to claim dividends. Also, identify the financial organizations which will be the paying agents of the company. Please refer to Item 10.F of Form 20-F.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 178 of Amendment No. 1 to describe the mechanism for nonresident holders of the Company’s common shares to claim dividends. However, the Company further clarifies that such mechanism relies on Mexican law and practice, pursuant to which dividends are paid by the Company to Indeval, for further distribution to each non-resident holder’s custodian or sub-custodian, as applicable. Because of the existence of this mechanism, the Company does not need to appoint a paying or similar agent in Mexico, for payments of dividends under its common shares to be made to non-resident holders.

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Description of Capital Stock and Bylaws, Exclusive Jurisdiction, page 167

21.	We note that your bylaws provide that any legal actions between you and your shareholders, or between shareholders in connection with matters related to you, must be brought in competent courts sitting in Mexico City. Please revise your disclosure to state whether the exclusive jurisdiction provision applies to disputes between you and the holders of ADS. Furthermore, please clarity whether the exclusive jurisdiction provision applies to claims under the Securities Act of 1933. Your disclosure should include a statement that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, provide clear risk factor disclosure regarding the potential risks to investors including, for example, increased costs to bring a claim and the possibility that such provisions may discourage the filing of claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. You should also address whether there is any question as to whether a court would enforce the exclusive jurisdiction provision.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 180 and 181 of Amendment No. 1 to clarify that (i) the exclusive jurisdiction provision contained in the Company’s bylaws, whereby any legal actions between us and our shareholders, or between shareholders in connection with matters related to the Company, must be brought in competent courts sitting in Mexico City (the “Bylaws Exclusive Jurisdiction Provision”), is applicable to (a) any action between the Company and its shareholders; and (b) any action between two or more shareholders or groups of shareholders regarding any matters relating to the Company, but is not applicable to holders of ADSs; (ii) the Bylaws Exclusive Jurisdiction Provision does not apply to claims under the Securities Act of 1933; and (iii) investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. With respect to holders of ADSs, any legal action arising out of the deposit agreement, the ADSs or the ADRs, involving the Company or the depositary, may only be instituted in a state or federal court in the city of New York (the “Deposit Agreement Exclusive Jurisdiction Provision”).

Further, a new risk factor has been added in pages 57 and 58 of Amendment No. 1 describing the risks to shareholders of the Company in connection with the Exclusive Jurisdiction Provision of the Bylaws, and describing that there is uncertainty whether a U.S. court would enforce the Exclusive Jurisdiction Provision of the Bylaws for actions for breach of fiduciary duty and other claims. This new risk factor describes the risks to holders of ADSs in connection with the Exclusive Jurisdiction Provision of the Deposit Agreement and describes that it is possible that a court could find this type of forum selection provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits.

Description of American Depositary Shares, Rights to purchase additional common shares, page 172

22.	Regarding the pre-emptive purchase rights, please disclose the procedure for the exercise of any right of pre-emption and the negotiability of subscription rights. Refer to Item 2.B.4 of Item 20-F.

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Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure in former section captioned “Description of American Depositary Shares—Dividends and Other Distributions—Rights to purchase additional common shares” and described the procedure for the exercise of any right of pre-emption and the negotiability of subscription rights in the new section captioned “Description of American Depositary Shares—Distribution of Rights" on page 187 of Amendment No. 1.

Description of American Depositary Shares, Voting Rights: How Do You Vote, page 173

23.	We note your statement that except by instructing the depositary, an investor in ADSs will not be able to exercise voting rights unless the investor surrenders its ADSs and withdraws the common shares. You proceed to indicate, “[h]owever, you [the ADS holder] may not know about the meeting enough in advance to withdraw the common shares.” Please expand this discussion to describe the circumstances in which ADS holders can find the notice of meeting.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure in the former section captioned “Description of American Depositary Shares—Withdrawal of Common Shares Upon Cancellation of ADSs” of Amendment No. 1 to delete that statement. In addition, we have inserted a new section captioned “Description of American Depositary Shares—Voting Rights” on page 190 of Amendment No. 1 to describe the meeting notice distribution process and how ADS holders can exercise their voting rights for the common shares represented by their ADSs.

Description of American Depositary Shares, Jury Trial Waiver, page 178

24.	We note your disclosure that indicates that the deposit agreement provides that ADS holders waive the right to a jury trial, including any claim under the U.S. federal securities laws. Please include a risk factor to contemplate the risks associated with jury trial waiver and other impacts on shareholders, which may include increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure in the section captioned “Risk Factors—Risks Related to Our ADSs” on page 63 of Amendment No. 1 to add a new risk factor to contemplate the risks associated with jury trial waiver and other impacts on shareholders.

Financial Statements, page F-1

25.	Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F pursuant to the requirements outlined within Item 4 of Form F-1.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure throughout Amendment No. 1 to update the Company’s financial statements to include: (i) the audited consolidated financial statements for the year ended December 31, 2022, and (ii) the unaudited consolidated financial statements for the three-month periods ended March 31, 2023 and 2022, and the corresponding financial information.

* * *

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Please do not hesitate to contact me at 212-450-4086 or maurice.blanco@davispolk.com or Drew Glover at 650-752-2052 or drew.glover@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

Maurice Blanco

cc:	Lorenzo Dominique Berho, Chief Executive Officer, Corporación Inmobiliaria Vesta, S.A.B. de C.V.
Juan Sottil, Chief Financial Officer, Corporación Inmobiliaria Vesta, S.A.B. de C.V.
Drew Glover, Davis Polk & Wardwell LLP
Juan Francisco Mendez, Simpson Thacher & Bartlett LLP

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